UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 26th, 2011
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll
Name:	Pedro Toll
Title:	General Manager

BLADEX FILES ANNUAL REPORT ON FORM 20-F

Panama City, Republic of Panama, May 26, 2011 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or “the Bank”) (NYSE: BLX) announced today that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The 2010 Annual Report and audited financial statements can be accessed by visiting either the SEC’s website at www.sec.gov or Bladex’s website at www.bladex.com.

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks and institutional and retail investors.

For further information, please access our website at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Mr. Christopher Schech, Chief Financial Officer
Tel.: (507) 210-8630, E-mail: cschech@bladex.com

-or-

i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor
New York, NY  10005
Attention:  Ms. Melanie Carpenter or Mr. Peter Majeski
Tel.: (212) 406-3694, E-mail: bladex@i-advize.com